SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



For the month of June 2001.




                                 CGI Group Inc.
                 (Translation of Registrant's Name Into English)



                           1130 Sherbrooke Street West
                                    5th Floor
                                Montreal, Quebec
                                 Canada H3A 2M8
                    (Address of Principal Executive Offices)



     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F           Form 40-F   |X|



     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes         No   |X|

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.


Enclosure:  Press Release dated June 26, 2001

This Form 6-K shall be deemed incorporated by reference in the Registrant's Registration Statement on Form S-8, Reg. Nos. 333-9106 and 333-13350.

     PRESS RELEASE                                FOR IMMEDIATE PUBLICATION

            The Caisse de depot et placement du Quebec (CDP Capital)
                    and CGI renew their service agreement for
                                   three years

Montreal, June 26, 2001 - The Caisse de depot et placement du Quebec (CDP Capital ) and CGI Group Inc. (NYSE: GIB, TSE: GIB.A) announced today that they have renewed a three-year service agreement under which CGI will manage CDP Capital's computer infrastructure. This contract, with an estimated value of CDN$50 - 60 million, can be renewed for an additional period of two years.

The services covered by this agreement include infrastructure management, computer operations, a "one-stop service" call centre, office technology support, maintenance of a large number of business applications, and the development and integration of solutions. CGI will also act as an information technologies consultant, assessing and proposing optimal solutions for CDP Capital. In addition, the agreement has a value-added partnership component whereby the parties will participate in a technological innovation program aiming to enhance the relationship's value for both partners.

"With our sustained growth, the internationalization of our activities, and the acceleration of the financial transaction cycle, we depend more than ever on efficient, reliable computer systems and partners that can adapt quickly to meet our changing needs," explained Jean-Claude Scraire, chairman and chief executive officer of CDP Capital.

Serge Godin, chairman, president, and chief executive officer of CGI, continued:
"We are very proud of the business relationship we have enjoyed with CDP Capital, an organization whose enviable reputation extends beyond our borders, for the past five years. A team of CGI professionals meets our client's needs on a daily basis. We are pleased to continue and consolidate this long-term relationship in a way that benefits both parties. Over the years, we have acquired an in-depth knowledge of our partner's business needs, making CGI an ideal partner."

About Caisse de depot et placement du Quebec (CDP Capital)
With C$125 billion of total assets under management, the Caisse de depot et placement du Quebec (CDP Capital) offers a complete range of fund management services worldwide. CDP Capital is Canada's leading fund manager and one of the foremost portfolio managers in the Americas. .../2

Press release - page 2

Through its investments, the CDP Capital seeks to obtain optimal financial returns while contributing to the growth of the economies in which it invests. The institution invests on behalf of many clients, including public pension and insurance plans, clients from the private and public sectors, as well as mutual funds.

CDP Capital is active on five continents, managing its North American activities from its principal place of business in Montreal. It is present in Europe, with offices and representatives in Paris, Brussels, Warsaw and Budapest; in Asia, in Hong Kong, Seoul and Bangkok; and in Latin America, in Mexico City and Buenos Aires. Internet : www.cdpcapital.com

About CGI
Founded in 1976, CGI is the fifth largest independent information technology services firm in North America, based on its headcount of more than 10,000 professionals. CGI's order backlog totals approximately US$5.3 billion (CDN$8.2 billion) and its revenue run-rate is close to US$1 billion (CDN$1.5 billion). CGI provides end-to-end IT services and business solutions to 2,500 clients in the United States, Canada and more than 20 countries around the world. CGI's shares are listed on the NYSE (GIB), as well as on the TSE (GIB.A). They are included in the Toronto Stock Exchange's TSE 300 index as well as the S&P/TSE Canadian Information Technology index. Web site: www.cgi.ca.

Forward-Looking Statements
All statements in this press release that do not directly and exclusively relate to historical facts constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements represent CGI Group Inc.'s intentions, plans, expectations, and beliefs, and are subject to risks, uncertainties, and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements.

These factors include and are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in the rapidly-evolving information technology industry; general economic and business conditions; and other risks identified in Management's Discussion and Analysis (MD&A) in CGI Group Inc.'s annual report or Form 40F filed with the U.S. Securities & Exchange Commission and the Company's Annual Information Form filed with Canadian securities commissions. All of the risk factors included in these filed documents are included here by reference. CGI disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                                      -30-



                                                                           .../3

Press release - page 3

For more information:

Caisse de depot et placement du Quebec
Lucie Freniere
Consultant, media relations
(514) 847-5949
info@cdpcapital.com

CGI
Investor inquiries                              Media inquiries
Ronald White                                    Eileen Murphy
Director, investor relations                    Director, media relations
(514) 841-3230                                  (514) 841-3430
ronald.white@cgi.ca                             eileen.murphy@cgi.ca

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       CGI GROUP INC.
                                           (Registrant)


Date June 26, 2001                         By /s/ Paule Dore
                                           Name:  Paule Dore
                                           Title:    Executive Vice President
                                                   and Chief Corporate Officer
                                                   and Secretary